Exhibit 21.1
Nordstrom, Inc. and Subsidiaries
Significant Subsidiaries of the Registrant

Name of Subsidiary	State of Incorporation

Nordstrom fsb	Arizona
Nordstrom Credit Card Receivables II, LLC	Delaware
Nordstrom Credit, Inc.	Colorado